UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

5/F, Building 2, No. 2570

Hechuan Road, Minhang District

Shanghai, China 201101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Xiao-I Corporation (the “Company”) is furnishing this Report on Form 6-K to report the issuance of a press release announcing its plan to change the ratio of its American Depositary Shares (“ADS”) to its ordinary shares from one (1) ADS representing three (3) ordinary shares to one (1) ADS representing sixty (60) ordinary shares. For the Company’s ADS holders, the change in the ADS ratio will have the same effect as a one-for-twenty reverse ADS split.

The ordinary shares of the Company will not be affected by this change in the ADS ratio; no Shares will be issued or canceled in connection with the changes of the ADS ratio and holders of the Company’s Shares will be unaffected by the new exchange ratio for ADSs.

The Company’s ADS is expected to trade on the NASDAQ Stock Market on the post-Reverse Stock Split basis under the symbol “AIXI” on May 11, 2026 (the “Effective Date”). The new CUSIP number for the Company’s ADS post-Reverse Stock Split is 98423X308. The exchange of every 20 then-held ADSs for one (1) new ADS will occur automatically on the Effective Date, with the then-held ADSs being cancelled and new ADSs issued by Citibank, N.A., as depositary.

A copy of the press release is attached hereto as Exhibit 99.1.

Forward-Looking Statements

Certain statements in this current report are forward-looking within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements regarding our ability to regain compliance with the Minimum Bid Requirement for continued listing on Nasdaq and other statements that are not statements of historical fact, and may be identified by words such as “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include but are not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2025 and in subsequent filings with the SEC. Forward-looking statements contained in this current report are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form S-8 (File No. 333-286469) and Form F-3 (File No. 333-279306), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2026	Xiao-I Corporation

	By:	/s/ Mingqu Lin
		Name:	Mingqu Lin
		Title:	Chief Executive Officer

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